May 1, 2008

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Pacific Capital Bancorp
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            File No. 000-11113

Dear Mr. Cline:

Pacific Capital Bancorp ("PCB" or the "Bank" or "we") received a fax transmittal document on April 23, 2008 in which the Securities and Exchange Commission ("SEC") commented on a response letter from PCB dated March 14, 2008. We would like to request that the SEC grant the Bank an extension for a formal response in regards to this correspondence until May 30, 2008 so that we may fully consider and adequately respond to the SEC's comments. This also allows sufficient time for our external auditors and legal council to review our response in detail. PCB is committed to addressing the concerns of the SEC and will continue to work to ensure that all of our responses are thorough and completed in a timely manner.

If you need additional information, please do not hesitate to contact me at 805.884.8635.


Very truly yours,

PACIFIC CAPITAL BANCORP


By:     /s/ Stephen V. Masterson
        ----------------------------
Name:      Stephen V. Masterson
Title:     Executive Vice President
           Chief Financial Officer